UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Ibi Participações

Material Fact
Joint Communiqué

Banco Bradesco S.A. (Bradesco) - corporate taxpayer’s ID (CNPJ) # 60.746.948/0001 -12 and Ibi Participações S.A. (Ibi Participações) - corporate taxpayer’s ID (CNPJ) # 00.982.219/0001 -33, communicate to the market, their shareholders and clients that the Central Bank of Brazil approved, on 9.11.2009, the acquisition of the control of Ibi Participações by Bradesco, pursuant to the Notice to the Market published on 6.4.2009, and in compliance with the provision of CVM Instruction # 319, as of 12.3.1999, inform that in the Companies’ Extraordinary Shareholders’ Meetings, to be held on 10.29.2009, the merger of the totality of shares representing the Capital Stock of Ibi Participações to Bradesco shall be proposed, in conformity with the provision of Articles 224, 225 and 252 of Law # 6,404/76, pursuant to the Protocol and Justification Instrument f the Merger of Shares entered into on 10.5.2009, converting Ibi Participações into a wholly-owned subsidiary of Bradesco.

Once the operation is authorized, it shall comply with the following terms:

1. the operation of merger of shares is aimed at enabling Bradesco to (i) directly assume the control of Ibi Participações, making it its wholly-owned subsidiary, and, as a result, (ii) indirectly assume the control of Panuco Participações S.A., Banco Ibi S.A. – Banco Múltiplo, Ibi Promotora de Vendas Ltda. and Ibi Corretora de Seguros Ltda. The operation is aimed at enabling the Companies to achieve the highest levels of competitiveness and productivity, by absorbing the expertise in a segment of great attractiveness for the banking activity, enhancing synergies existing between the two institutions;

2. cost of approximately R$2 million;

3. according to the specific Balance Sheets of the Companies, prepared on 7.31.2009, the following Book Shareholders’ Equities were determined: Bradesco - R$37,956,249,170.49; and Ibi Participações - R$925,151,382.25;

4. the Appraisal Reports were prepared taking into account: (i) in relation to Bradesco, taking into account the average intra-day daily quote of the common and preferred shares issued by Bradesco at the BM&FBOVESPA S.A. – the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA), at the 30 (thirty) trading sessions prior to the date of the Protocol and Justification Instrument; and (ii) in relation to Ibi Participações, at its economic value, pursuant to its economic/financial information, with the Parties attributing, based on the appraisal reports, the following values to each of the Companies: Bradesco - R$91,868,160,462.79, net of treasury shares on 10.2.2009; and Ibi Participações - R$1,368,183,000.00;

5. the fully subscribed and paid-up Capital Stock of Ibi Participações totals R$924,316,310.00 (nine hundred twenty four million, three hundred sixteen thousand, three hundred and ten reais), divided into 924.316.310 (nine hundred twenty four million, three hundred sixteen thousand, three hundred and ten) registered common shares, with a par value of R$1.00 (one real) each;

6. the fully subscribed and paid-up Capital Stock of Bradesco totals R$23,000,000,000.00 (twenty three billion reais), divided into 3,069,869,800 (three billion, sixty nine million, eight hundred sixty nine thousand, eight hundred) book-entry, registered shares, with no par value, of which 1,534,934,979 (one billion, five hundred thirty four million, nine hundred thirty four thousand, nine hundred seventy nine) are common shares and 1,534,934,821 (one billion, five hundred thirty four million, nine hundred thirty four thousand, eight hundred twenty one) are preferred shares;

7. the operation shall be carried out on 10.29.2009, adopting the following share exchange ratio criteria:

a) the amount equivalent to R$1.480210817 per share was attributed to the shares of Ibi Participações, the object of transfer to Bradesco in this present operation of Merger of Shares, pursuant to item 4 above;

b) the amount equivalent to R$29.962765280 per share was attributed to the shares of Bradesco, calculated based on the average intra-day daily quote on the 30 (thirty) trading sessions of BM&FBOVESPA prior to the date of the present instrument, pursuant to item 4 above;

8. in view of the value of R$1.480210817 per share of Ibi Participações, and the value of R$29.962765280 per share of Bradesco, the exchange ratio shall be determined at the rate of 0.049401676 fraction of share of Bradesco for each share issued by Ibi Participações, to be allocated to the shareholders of Ibi Participações, with 0.024700839 fraction of common share and 0.024700837 fraction of preferred share. Therefore, it shall be allocated to Ibi Participações’s shareholders, in exchange for the shares owned by them, 45,662,775 new book-entry, registered shares, with no par value, of which 22,831,389 are common shares and 22,831,386 are preferred shares, representing the capital stock of Bradesco, in order to maintain the same proportion of common and preferred shares currently existing in the capital stock of Bradesco;

9. once the operation is approved, the Capital Stock of Bradesco shall be increased in the amount of R$1,368,183,000.00, based on the transaction value duly supported by the Appraisal Report indicated in item 4 above, increasing it from R$23,000,000,000.00 to R$24,368,183,000.00, through the issue of 45,662,775 new book-entry, registered shares, with no par value, of which 22,831,389 are common shares and 22,831,386 are preferred shares, allocated to the shareholders of Ibi Participações, in the proportion of the interests that they hold in Ibi Participações, with the Capital Stock of Bradesco being represented by 3,115,532,575 book-entry, registered shares, with no par value, of which 1,557,766,368 are common shares and 1,557,766,207 are preferred shares, with the resulting change in the main item of Article 6 of the Bylaws of Bradesco, which shall take effect with the following wording: “Article 6) The Capital Stock is R$24,368,183,000.00 (twenty four billion, three hundred sixty eight million, one hundred eighty three thousand reais), divided into 3,115,532,575 (three billion, one hundred fifteen million, five hundred thirty two thousand, five hundred seventy five) book-entry, registered shares, with no par value, of which 1,557,766,368 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, three hundred sixty eight) are common shares and 1,557,766,207 (one billion, five hundred fifty seven million, seven hundred sixty six thousand, two hundred and seven) are preferred shares.”;

10. the shares to be issued by Bradesco and allocated to the shareholders of Ibi Participações shall have the following rights and advantages: Common shares - voting right and, in the event of public offering arising from the disposal of the Company’s control, the common shares that are not part of the controlling group shall be entitled to receive 100% (one hundred per cent) of the amount paid per common share owned by the controlling shareholders; Preferred shares – non-voting right; priority in the Capital Stock reimbursement, in the event of liquidation of the Company; dividends 10% (ten per cent) higher than those assigned to common shares; inclusion in the public offering arising from the disposal of the Company’s control, ensuring its owners the right to receive a price equal to 80% (eighty per cent) of the amount paid per common share that is part of the controlling group;

11. the shares held by the shareholders of Ibi Participações that, by applying the exchange ratio provided for in item 8, do not ensure the right to receive one share of Bradesco, shall be grouped and acquired by Bradesco. The price to be paid shall be of R$29.962765280 per share and the amount appraised shall be available to the shareholders of Ibi Participações, as of the date of approval of the operation by the Central Bank of Brazil, proportionally to the fraction they are entitled to receive;

12. the shareholders of Ibi Participações shall be entitled to withdraw from the Company, pursuant to the provisions of Articles 137, 230 and 252 of Law # 6,404/76, through the reimbursement of the book value, on the reference date of 7.31.2009, of R$1.000903449 per share, held by a shareholder of Ibi Participações on the date the Material Fact regarding the object of the operation is disclosed, pursuant to Paragraph 1 of Item VI of said Article 137;

13. similarly, the shareholders of Bradesco, holders of common shares, shall be entitled to withdraw from the Company, pursuant to the provisions of Articles 137, 230 and 252 of Law # 6,404/76, through the reimbursement of the book value of their shares, on the reference date of 7.31.2009, of R$12.379416101 per common share, held by a shareholder of Bradesco on the date the Material Fact regarding the object of the operation is disclosed, pursuant to Paragraph 1 of Item VI of said Article 137;

14. the shares of Bradesco to be allocated to the shareholders of Ibi Participações shall be fully entitled to dividends and/or interest on own capital to be declared as of the first business day immediately following the approval of the operation by the Central Bank of Brazil. They shall also be fully entitled to any advantages attributed to the other stock, as of said date;

15. the operation shall be submitted to the approval of the Central Bank of Brazil;

The Call Notice, this Material Fact, the Proposals of the Board of Directors, the “Protocol and Justification Instrument of Merger of Shares of Ibi Participações S.A.’s Shareholders entered into with Banco Bradesco S.A.” and its attachments are at the disposal of shareholders at the Shares and Custody Department of Bradesco, Depositary Financial Institution of the Company’s Shares, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, SP, which can be seen on the Website www.bradesco.com.br – Corporate Governance section – Corporate Documents.

Cidade de Deus, Osasco, SP, October 5th, 2009

Banco Bradesco S.A.

Ibi Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.